Kingswood Capital Markets,
division of Benchmark Investments, Inc.
17 Battery Place, Suite 625
New York, NY 10004

May 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Data Knights Acquisition Corp. (the “Company”)

Registration Statement on Form S-1

Filed March 9, 2021

File No. 333-254029 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Kingswood Capital Markets, division of Benchmark Investments, Inc., as representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on Thursday, May 6, 2021, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through May 5, 2021, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated May 4, 2021, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

KINGSWOOD CAPITAL MARKETS, division of Benchmark Investments, Inc.

By:	/s/ Sam Fleischman

Name: Sam Fleischman

Title: Supervisory Principal